Exhibit 99
GENESIS LEASE LIMITED ANNOUNCES THIRD QUARTER 2008 RESULTS
AND DECLARES DIVIDEND ON ITS COMMON SHARES
SHANNON, Ireland, October 30, 2008 – Genesis Lease Limited (NYSE:GLS – News “Genesis”) today announced its financial results for the third quarter ended September 30, 2008 and declared a quarterly dividend of $0.10 per share.
Highlights included:
•	Rental revenues increased 29.2% to $57.5 million

•	EBITDA increased 27.3% to $51.3 million

•	Net income increased 10.0% to $11.4 million

•	Secured a new $241 million seven-year term debt facility, thereby restoring capacity under the revolving credit facility to $1 billion

•	Declared a quarterly dividend of $0.10 per share

•	Approved share buy-back program to purchase up to $20 million over 12 months
Commenting on the third quarter results and dividend, John McMahon, Chief Executive Officer of Genesis stated: “The financial crisis entered a new and tumultuous phase over the past couple of months creating a challenging operating environment for businesses around the world. Yet, even in this environment, our globally diversified portfolio of leased aircraft performed strongly; third quarter earnings were a solid $0.32 per share and we closed a new $241 million seven-year term debt, the proceeds of which were used to refinance outstanding borrowings under our revolving credit facility. This action means that we have no refinancing requirements on our current fleet before 2011 and we have restored available capacity under our revolving credit facility to $1 billion to position the company to take advantage of potential opportunities. Commercial aviation is a long-term growth industry and it is often during difficult times that the most attractive aircraft investment opportunities present themselves.
Global economic activity is slowing and the outlook is for lower air traffic growth during the period ahead. Extraordinarily high fuel prices for much of this year weakened airlines financially and, in some cases, caused them to collapse. Currently, we have four aircraft in the process of being re-marketed by our servicer, GE Commercial Aviation Services (“GECAS”). The re-leasing of aircraft is an integral part of our business and because aircraft are mobile assets, they can be deployed to new customers on a worldwide basis. Our continued focus on young, high-quality and in-demand aircraft types, combined with our relationship with GECAS, positions us to manage redeployments efficiently.
The current crisis is widely viewed as the most challenging since the 1930s. Consequently, the board has decided that it is prudent to reduce the quarterly dividend to $0.10 per share. The retention of capital will further strengthen the company and increase our capacity to take advantage of attractive opportunities in order to maximize long-term shareholder value. In accordance with our policy, the board will continue to review the dividend payment on a quarterly basis. In addition, the board has approved a share buyback program of up to $20 million over the next 12 months.”

Third Quarter 2008 financial results
For the quarter ended September 30, 2008, rental revenues were $57.5 million, compared to $44.5 million for the same period in 2007, an increase of 29.2%. For the nine months ended September 30, 2008, rental revenues were $163.6 million, compared to $126.5 million for the same period last year, an increase of 29.3%. The increases in rental revenues were primarily the result of the acquisition of additional aircraft, whereby Genesis increased its portfolio from 41 aircraft on June 30, 2007 to 54 aircraft on September 30, 2008.
For the quarter ended September 30, 2008, net income was $11.4 million compared to $10.4 million for the same period last year, an increase of 10.0%. During the quarter, two B737-800 aircraft were returned from Futura International (“Futura”) of Spain and in early October 2008, leases on two other aircraft were terminated with another customer. The results for the quarter include a net positive impact of $1.1 million relating to the termination of leases, recovery and re-marketing of aircraft. These aircraft are being actively re-marketed by GECAS on our behalf. The quarter ended September 30, 2008 also includes an incremental charge of $1.8 million relating to the amortization of deferred financing costs and commitment fees in connection with Genesis’s $1 billion credit facility and an increase in depreciation related to planned major maintenance costs.
For the nine months ended September 30, 2008, net income was $30.3 million, which reflects a cumulative net negative impact of $1.7 million relating to the termination of leases, recovery and re-marketing of aircraft. Adjusting for the consequences of defaults, net income would have been $32.0 million, compared with $32.8 million for the same period last year. The nine months ended September 30, 2008 also includes an incremental charge of $4.8 million relating to the amortization of deferred financing costs and commitment fees in connection with the $1 billion credit facility and an increase in depreciation related to planned major maintenance costs.
Accounts payable increased during the quarter by $16.5 million to $37.0 million as of September 30, 2008. This increase is primarily due to additional capitalized maintenance accruals relating to planned major maintenance costs. The capitalized maintenance accruals reflected in accounts payable was $26.7 million as at September 30, 2008.
For the quarter ended September 30, 2008, EBITDA was $51.3 million, compared to $40.3 million for the same period in 2007, an increase of 27.3%. For the nine months ended September 30, 2008, EBITDA was $145.3 million, compared to $117.6 million for the same period last year, an increase of 23.5%. Genesis defines EBITDA as net income before provision for income taxes, interest, depreciation and amortization. EBITDA is a key measure of Genesis’s operating performance and liquidity that management uses to focus on consolidated operating results exclusive of expenses that relate to the financing and capitalization of its business. Please read “Reconciliation of Non-GAAP Financial Measure – EBITDA” for a description of EBITDA and a reconciliation of net income to EBITDA.
Aircraft Leasing Activities
As at September 30, 2008, Genesis has 54 aircraft with a weighted average age of 6.5 years. Of the 54 aircraft, 50 are subject to leases to 34 airlines in 19 countries. Those leases are performing and generating rents, as expected under the respective lease agreements. Four aircraft are currently being remarketed following the termination of the leases with Futura and another customer.

On September 8, 2008, Futura filed for bankruptcy protection in Spain and ceased operations on September 22, 2008. Genesis had two B737-800 aircraft on lease to Futura. Both of these leases have been terminated, and GECAS has taken possession of and is actively re-marketing these aircraft. On October 3, 2008, Genesis terminated the leases of two other aircraft on lease to another customer. GECAS is currently in the process of recovering and remarketing these aircraft.
The re-marketing of all four aircraft will result in revenue downtime and may result in the incurrence of additional maintenance costs in the fourth quarter of 2008.
The two B737-700 aircraft previously recovered from Aloha Airlines have been successfully transitioned to VRG Linhas Aeraes S.A., a wholly owned subsidiary of GOL Linhas Aereas Inteligentes S.A.
Historical Aircraft Portfolio Data

Date	Aircraft
December 31, 2006	41
June 30, 2007	41
September 30, 2007	52
December 31, 2007	53
June 30, 2008	54
September 30, 2008	54
Financing Activities
During the quarter, Genesis secured a new $241 million, seven-year term debt facility on an existing portfolio of 11 aircraft. Proceeds from the financing were used to refinance outstanding borrowings under the revolving credit facility, thereby restoring capacity under the revolver to $1 billion.
On October 5, 2008, Genesis exercised its option to increase the total commitment amount under the revolving credit facility to $1 billion. The exercise of the option resulted in the payment of $9.4 million, which will be amortized over the remaining life of the facility.
Dividend and Share Repurchase Program
On October 28, 2008, the Board of Directors declared a dividend of $0.10 per share, which will be paid on December 16, 2008 to shareholders of record on November 19, 2008.
On October 28, 2008, the Board of Directors also approved a share repurchase program. Under the program, Genesis is authorized to repurchase up to $20 million of its shares over the next 12 months. Genesis expects the purchases to be made from time to time in the open market or in privately negotiated transactions, and will be funded from the company’s available cash.
The timing of the share repurchases under the program will depend on a variety of factors, including market conditions, and may be suspended or discontinued at any time.
About Genesis Lease Limited
Genesis Lease Limited is a global commercial aircraft leasing company that is headquartered in Shannon, Ireland. Genesis acquires and leases modern, operationally efficient passenger and cargo jet aircraft to a diverse group of airlines throughout the world. Genesis leverages the worldwide platform of GECAS to service its portfolio of leases, allowing management to focus on executing its growth strategy.
Genesis’s common shares, in the form of American Depositary Shares, are listed on the New York Stock Exchange under the symbol “GLS.”
Conference Call and Webcast
Genesis will host a conference call and webcast for investors and analysts to discuss its results for the quarter on Thursday, October 30, 2008, at 1:00 pm (GMT) / 9:00 am (Eastern Time) / 6:00am (Pacific Time).
Participants should call 877-856-1965 (United States/Canada) or 719-325-4810 (International) and request the Genesis Lease call or utilize the confirmation code 7069408. A telephonic replay will be available for anyone unable to participate in the live call. To access the replay, call 888-203-1112 (United States/Canada) or 719-457-0820 (International) and enter confirmation code 7069408. The recording will be available from Thursday, October 30, 2008 until Wednesday, November 6, 2008 at 11:59 p.m. (Eastern Time). A live broadcast of the earnings conference call will also be available via the Internet at http://www.genesislease.com under ‘Investor Relations’. The webcast will be archived on the site for one year.
The Genesis Lease Limited logo is available at http://www.primenewswire.com/newsroom/prs/?pkgid=3178
Cautionary Statement Regarding Forward-Looking Statements
This press release contains certain “forward — looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for the company’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. Genesis expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

GENESIS LEASE LIMITED
CONSOLIDATED BALANCE SHEETS

	December 31,	September 30,
	2007	2008
		(unaudited)
	(USD in thousands)
ASSETS

Cash and cash equivalents	$30,101	$72,110
Restricted cash	32,982	31,935
Accounts receivable	3,911	1,376
Other assets	22,555	26,348
Flight equipment under operating leases, net	1,555,809	1,609,001
Fixed assets, net	1,024	2,317
Deferred income taxes	28,787	24,135

Total Assets	$1,675,169	$1,767,222

LIABILITIES AND SHAREHOLDERS’ EQUITY

Accounts payable	$17,207	$37,046
Other liabilities	64,662	68,202
Debt:
Securitization notes	810,000	810,000
Debt facilities	—	332,174
Revolving credit facility	240,961	—

Total Liabilities	$1,132,830	$1,247,422

Commitments and contingencies	—	—

Shareholders’ equity:
Par value $0.001 U.S. dollars per share; 500,000,000 shares authorized, 36,069,069 and 36,132,499 shares issued and outstanding at December 31, 2007 and September 30, 2008, respectively	$36	$36
Additional paid-in capital	585,411	585,614
Accumulated other comprehensive loss	(28,325)	(30,381)
Accumulated deficit	(14,783)	(35,469)

Total shareholders’ equity	542,339	519,800

Total liabilities and shareholders’ equity	$1,675,169	$1,767,222

GENESIS LEASE LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2008	2007	2008
		(USD in thousands )
Revenues
Rental of flight equipment	$44,489	$57,472	$126,480	$163,570
Other income	2,050	580	6,082	1,604

Total revenues	46,539	58,052	132,562	165,174

Expenses
Depreciation	15,184	19,811	43,379	58,863
Interest	13,151	18,296	36,439	51,718
Maintenance	845	570	996	1,255
Selling, general and administrative	5,485	6,186	14,305	18,719

Total operating expenses	34,665	44,863	95,119	130,555

Income Before Taxes	11,874	13,189	37,443	34,619
Provision for income taxes	1,485	1,761	4,681	4,360

Net Income	$10,389	$11,428	$32,762	$30,259

Basic and diluted earnings per share	$0.29	$0.32	$0.91	$0.84

Reconciliation of Non-GAAP Financial Measure – EBITDA
EBITDA is a measure of operating performance and liquidity that is not calculated in accordance with U.S. generally accepted accounting principles, or GAAP. Genesis defines EBITDA as net income before provision for income taxes, interest and depreciation and amortization. EBITDA is a key measure of Genesis’s operating performance and liquidity that management uses to focus on consolidated operating results exclusive of expenses that relate to the financing and capitalization of its business. Management uses EBITDA as a financial measure to evaluate the consolidated financial and operating performance and liquidity of the business that, when viewed with GAAP results and the following reconciliation, provides a more complete understanding of factors and trends affecting Genesis’s business than GAAP measures alone. EBITDA assists Genesis in comparing its operating performance on a consistent basis as it removes the impact of its capital structure (primarily interest charges), asset base (primarily depreciation and amortization) and items outside the control of the management team (taxes) from its operating results. EBITDA also assists Genesis in comparing its liquidity on a consistent basis by providing a measure to demonstrate cash flow available for the payment of interest and dividends. EBITDA is presented in this press release because Genesis believes that EBITDA is frequently used by securities analysts, investors and other interested parties as a measure of financial performance and of debt service and dividend paying capacity. Accordingly, EBITDA is one of the metrics used by management and the board of directors to review Genesis’s financial performance and liquidity.
EBITDA should not be considered a substitute for net income, income from operations or cash flows provided by or used in operations, as determined in accordance with GAAP. In evaluating EBITDA, investors should be aware that in the future Genesis may incur expenses similar to the adjustments described above. In particular, Genesis expects that depreciation of flight equipment and interest expense will continue to represent the substantial portion of its operating expenses. Therefore, the use of EBITDA as a measure of operating performance and liquidity is limited by the exclusion of a majority of Genesis’s operating expenses from the measure. The following presentation of EBITDA should not be construed as an implication that future results will be unaffected by expenses that are unusual, non-routine or non-recurring items. Investors are urged to review the GAAP financial measures included in this earnings release and Genesis’s public filings, and to not rely on any single financial measure to evaluate its business.
RECONCILIATION OF NET INCOME TO EBITDA FOR
THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2008

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2008	2007	2008
		(USD in thousands)
Net income	$10,389	$11,428	$32,762	$30,259
Provision for income taxes	1,485	1,761	4,681	4,360
Depreciation and amortization	15,434	20,667	44,158	61,976
Interest (i)	13,016	17,460	36,037	48,672

EBITDA	$40,324	$51,316	$117,638	$145,267

(i)	“Interest” excludes the amortization of deferred financing costs, which are reflected under “Depreciation and amortization.”